Exhibit 17.1

JAMES G. GERACE, P.C.

CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 481 ¿ Baytown, Texas 77522-0481

E-mail: j-gerace@comcast.net

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS	OFFICE: 281.422.8183 FAX: 281.422.6575

October 19, 2012

VIA EMAIL

Mr. Eric K. Chan

Chief Executive Officer, President and Director

Dynacq Healthcare, Inc.

4301 Vista Road

Pasadena, TX 77504

Mr. Eric Chan,

Please accept this as my formal resignation from the Board of Directors of Dyancq Healthcare, Inc., effective immediately.

There are many reasons that I take this action, not the least of which is your complete failure as Chief executive officer of the company. Let me list a few of your failures:

1.	You have completely failed to investigate the probability that Chiu Moon Chan, with the cooperation of Philip Chan, stole millions of dollars from the company. You have taken no action to recover this money or to pursue those responsible.

2.	You have no business plan and have completely ignored the Board of Directors recommendation that the company be liquidated for the benefit of all the shareholders, not operated at enormous loss while paying money out to you, your friends and family.

3.	You have enlisted the aid of Mr. Philip Chan, currently suspended pending investigation of his conduct, to accumulate enough stock ownership to remove all of the independent Directors. I can only assume that your goal is to prevent any further investigation of the actions of Mr. Chiu Moon Chan and Mr. Philip Chan.

4.	Your inaction and lack of leadership has resulted in the company’s removal from NASDAQ. You have set idle while the stock price has tumbled to $.04 cents a share. Our stockholders have seen their investment destroyed.

5.	You have repeatedly ignored the vote of the Board of Directors and abandoned any appearance of corporate governance. You have operated the company as if it were your family’s private bank account.

6.	You have employed attorneys that have altered official records of the meetings of the Board of Directors in their response to official regulatory inquiries.

Mr. Eric K. Chan

October 19, 2012

Page Two

7.	Your personal behavior; screaming, hollering and threatening members of the Board of Directors has clearly been an attempt to intimidate them and silence their voices.

8.	You have been instrumental in assisting Philip Chan in the preparation and reporting of false financial information relied on by the Independent Auditors in the preparation of the company’s financial reports.

Thank you for your time and consideration in this matter. Should you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

James G. Gerace

cc: via email

Mike Killman

Randy Henderson

Kevin Lewis

Steve Huber

Ping Chu

SEC, Fort Worth Regional Office